300 North LaSalle Street Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

April 3, 2012
Via EDGAR and Overnight Courier

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:    Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant
Lynn Dicker, Staff Accountant
Geoffrey Kruczek, Reviewing Attorney
Allicia Lam, Staff Attorney

Re:     Sensata Technologies Holding N.V.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
File No. 001-34652

Ladies and Gentlemen:

On behalf of Sensata Technologies Holding N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, please find below the Company's response to the comment letter to Thomas Wroe, dated March 27, 2012, from the Staff of the Securities and Exchange Commission (the “Staff”), regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). The numbered paragraphs below set forth the Staff's comment together with the Company's responses. Unless otherwise indicated, capitalized terms used below that are not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 4

1.
In future or amended filings, to the extent that recent developments in the supply of and access to rare earth metals have affected or are likely to affect your business, provide the disclosure required by Item 101(c)(1)(iii) of Regulation S-K. In addition, if access to rare earth metals by you, your suppliers or customers creates uncertainties or risks for your business, please provide risk factor or trends disclosure pursuant to Items 503(c) and 303 of Regulation S-K.

Hong Kong London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission
April 3, 2012

Response: The Company advises the Staff that its Magnetic Speed and Position (“MSP”) business, which it acquired in 2011, uses magnets containing certain rare earth metals in certain of its products. While the Company has been able to procure a sufficient supply of magnets to date, any future limitations on the supply of or access to such materials could materially affect the Company's MSP business, which represented approximately $140 million of the Company's revenue in 2011. In response to the Staff's comment, the Company will disclose in future or amended filings the impact or expected impact that limitations on the supply of or access to rare earth metals could have on its business, to the extent the Company believes such effects are material. In addition, the Company will reevaluate its risk factor and trend disclosures related to rare earth metals in its future or amended filings.

The Company currently expects that future or amended filings will include disclosure similar to the following, together with any additional disclosure that the Company believes is necessary based on the market for, and the risks related to, rare earth metals at the time of such filings. The Company has reproduced below the relevant sections of its Annual Report on Form 10-K for the year ended December 31, 2011 and underlined the anticipated new disclosure.

Item 1. Business
Sensors Business
We are a leading supplier of automotive, commercial and industrial sensors, including pressure sensors, pressure switches and position and force sensors. Our sensors business accounted for approximately 71% of our net revenue for fiscal year 2011. Our sensors are used in a wide variety of applications, including automotive air-conditioning, braking, transmission and air bag applications as well as HVAC and heavy vehicle off-road applications. We derive most of our sensor revenue from the sale of medium and high-pressure sensors, and we believe that we are one of the largest suppliers of sensors in the majority of the key applications in which we compete. Our customers consist primarily of leading global automotive, industrial, and commercial OEMs and their Tier 1 suppliers. Our products are ultimately used by the majority of global automotive OEMs, providing us with a balanced customer portfolio of automotive OEMs which, we believe, helps to protect us against shifts in market share between different OEMs. We use a broad range of manufactured components, subassemblies and raw materials in the manufacture of our products, including silver, gold, platinum, palladium, copper, aluminum and nickel. In connection with our acquisition of the Magnetic Speed and Position business in 2011, certain of our products also now include magnets containing rare earth metals. The magnets that we utilize contain rare earth metals which our magnet suppliers source from China. While we have been able to maintain a sufficient supply of magnets, a reduction in export of rare earth materials could limit our magnet supplier options and could materially impact our business.

Item 1A. Risk Factors
Increasing costs for, or limitations on the supply of or access to, manufactured components and raw materials may adversely affect our ~~profitability~~ business and results of operations.
We use a broad range of manufactured components, subassemblies and raw materials in the manufacture of our products, including silver, gold, platinum, palladium, copper, aluminum, nickel

Securities and Exchange Commission
April 3, 2012

and certain rare earth metals, which may experience significant volatility in their prices and availability. We have entered into hedge arrangements in an attempt to minimize commodity pricing volatility and may continue to do so from time to time in the future. Such hedges might not be economically successful. In addition, these hedges do not qualify as accounting hedges in accordance with U.S. generally accepted accounting principles (“GAAP”). Accordingly, the change in fair value of these hedges is recognized in earnings immediately, which could cause volatility in our results of operations from quarter to quarter. The availability and price of raw materials and manufactured components may be subject to change due to, among other things, new laws or regulations, global economic or political events including strikes, terrorist actions and war, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels. In particular, our Magnetic Speed and Position business utilizes magnets containing certain rare earth metals in its products. We procure magnets from third-party suppliers, who generally source rare earth metals from China. If China limits the export of such materials, there could be a world-wide shortage, leading to a lack of supply and higher prices for magnets made using these materials. It is generally difficult to pass increased prices for manufactured components and raw materials through to our customers in the form of price increases. Therefore, a significant increase in the price or a decrease in the availability of these items could materially increase our operating costs and materially and adversely affect our business and results of operations~~profit margins~~.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

2.
We note that the company's DSO has increased from 2010 to 2011. Please tell us the significant factors that contributed to this change and how you considered the disclosures required by Item 303(A) of Regulation S-K.

Response: The increase in the Company's DSO from 2010 to 2011 is primarily attributable to acquisitions completed in 2011. The acquisitions resulted in an increase in the DSO due to the fact that the acquired businesses had existing arrangements with customers that contained longer payment terms as compared to the Company's legacy operations. After excluding the impact of the acquired businesses, DSO was generally consistent from 2010 to 2011. Based on this, the Company does not believe the increase in DSO is a reflection of a known trend in liquidity or results of operations, except as already disclosed relating to the impact of acquisitions. The Company will, however, evaluate future changes in its DSO in the context of the disclosure requirements of Item 303(A) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 8. Debt, Extinguishment and Modifications of Debt, page 88

3.
We note that in connection with your refinancing transactions in 2011, you recorded a loss of $44 million. Please tell us how you determined that the refinancing transactions were debt extinguishments in accordance with ASC 470-50 and how you determined the amount of the loss on extinguishment.

Securities and Exchange Commission
April 3, 2012

Response: In connection with the refinancing of the Company's indebtedness, the Company evaluated the holders of the Old Debt (i.e., holders of the Company's former senior secured term loan facilities and the 8% Notes and 9% Notes) and the holders of the Company's New Debt (i.e., holders of the Company's 6.5% Senior Notes and the Term Loan Facility). This resulted in three categories of holders:

1.
Holders of Old Debt that did not invest in the New Debt - the Company applied extinguishment accounting, consistent with ASC 405, Extinguishments of Liabilities, because these holders of Old Debt no longer had a financing relationship with the Company. As a result, a pro rata portion of the tender premium associated with this portion of the Old Debt and a pro rata portion of the deferred financing costs associated with this portion of the Old Debt were recognized as loss on extinguishment.

2.
Investors in the New Debt that did not hold the Old Debt - these are considered new borrowings as the Company did not have a previous financing relationship with these new holders. As such, the Company capitalized the pro rata portion of the third party costs associated with the issuance (as deferred financing costs) and the original issue discount (as debt discount) as costs associated with the New Debt and is amortizing such costs over the term of the New Debt using the effective interest method.

3.	Holders of both the Old Debt and the New Debt - the Company considered the requirements of ASC 470-50, as described below.

The evaluation of the accounting under ASC 470-50 was done on a creditor by creditor basis to determine if the terms of the debt were substantially different. This analysis involved scheduling out cash flows associated with each creditor, before and after the refinancing, and discounting the cash flows using the effective interest rate of the Old Debt to determine if the present value of the cash flows had changed by more or less than 10%.

Based on the results of these analyses, a portion of the Old Debt was considered “extinguished” because the change in the present value of cash flows under the terms of the New and Old Debt for certain holders was equal to or greater than 10% (i.e., the terms were substantially different), with the Old Debt previously held by the remaining holders considered “modified.” Based on these results, the Company accounted for the fees paid based on the pro rata portion considered “extinguished” or “modified” as follows:

	Extinguished	Modified
Fees paid by the Company to creditor	Included in calculation of gain or loss	Recognized as original issue discount (contra liability) and amortized as an adjustment of interest expense over remaining term of modified debt using interest method
Costs incurred with third parties directly related to exchange or modification	Associated with new debt and amortized over term of New Debt using interest method	Expensed as incurred
Deferred fees and costs for Old Debt	Included in calculation of gain or loss	Amortized as an adjustment of interest expense over remaining term of modified debt using interest method

Securities and Exchange Commission
April 3, 2012

As a result, the Company recognized a loss on extinguishment of approximately $44 million and capitalized deferred financing costs of approximately $21 million and original issue discount of approximately $6 million.

We hope that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Thomas Wroe
Robert Hureau
Sensata Technologies Holding N.V.